SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported):   December 27, 2002

BALLY TOTAL FITNESS HOLDING CORPORATION

(Exact name of registrant as specified in its charter)

Commission file number: 0-27478

Delaware	36-3228107
(State or other jurisdiction of	(I.R.S. Employer
incorporation)	Identification No.)
8700 West Bryn Mawr Avenue, Chicago, Illinois	60631
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (773) 380-3000

BALLY TOTAL FITNESS HOLDING CORPORATION
FORM 8-K
Current Report

Item 5. Other Events

On December 27, 2002, Bally Total Fitness Holding Corporation issued a press release. A copy of the press release is attached as Exhibit 99 hereto and is incorporated herein by reference.

Item 7. Financial Statements and Exhibits

c.   Exhibits

99   Press Release dated December 27, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

BALLY TOTAL FITNESS HOLDING CORPORATION
_____
Registrant

Dated: December 27, 2002   /s/ John W. Dwyer
_____

John W. Dwyer
Executive Vice President and Chief Financial Officer
(principal financial officer)